                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                                    --------------------------
                                                          OMB APPROVAL
                                                    --------------------------
                       FORM N-17f-2                 OMB Number:      3235-0360
                                                    Expires:     July 31, 2003
    Certificate of Accounting of Securities         Estimated average burden
   and Similar Investments in the Custody of        hours per response....0.15
       Management Investment Companies              --------------------------
   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                          Date examination completed:

811-09765, 811-07680, 811-07678, 811-21193, 811-005642, 811-6404, 811-6640,          December 31, 2003
811-7444, 811-7838
--------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
--------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement: First American Insurance
   Portfolios Inc., Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., First
   American Minnesota Municipal Income Fund II Inc., American Income Fund Inc., American Strategic Income
   Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III,
   American Select Portfolio Inc.

--------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
   800 Nicollet Mall
   Minneapolis, MN 55402
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                        Report of Independent Accountants

The Board of Directors
First American Insurance Portfolios, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Large Cap Growth, International, Technology, Mid Cap Growth, Small Cap Growth, Corporate Bond, and Equity Income Portfolios of the First American Insurance Portfolios, Inc. (referred to collectively as the Portfolios) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of December 31, 2003. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from September 30, 2003 (the date of last examination) through December 31, 2003:

   - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin.

   - Confirmation of all securities held by the Federal Reserve Bank of Boston and Depository Trust Company in book entry form.

   - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

   - Reconciliation of all such securities to the books and records of the Portfolios and the Custodian.

   - Agreement of 8 security purchases and 12 security sales or maturities since our last examination from the books and records of the Portfolios to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2003, with respect to securities reflected in the investment accounts of the Portfolios, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 22, 2004

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940

March 22, 2004

I, as a member of management of the Large Cap Growth, International, Technology, Mid Cap Growth, Small Cap Growth, Corporate Bond, and Equity Income Portfolios of the First American Insurance Portfolios, Inc. (referred to collectively as the Portfolios), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2003 and from September 30, 2003 through December 31, 2003.

Based on this evaluation, I assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from September 30, 2003 through December 31, 2003, with respect to securities reflected in the investment accounts of the Portfolios.

/s/ Joseph M. Ulrey, III
-----------------------------------------
Joseph M. Ulrey, III
Treasurer
First American Insurance Portfolios, Inc.

                        Report of Independent Accountants

The Board of Directors
Minnesota Municipal Income Portfolio Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.
American Income Fund, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and American Income Fund, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from September 30, 2003 (the date of last examination) through December 31, 2003:

   - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

   - Confirmation of all securities held by the Federal Reserve Bank of Boston and Depository Trust Company in book entry form.

   - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

   - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

   - Agreement of five security purchases and five security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2003, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 22, 2004

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940

March 22, 2004

I, as a member of management of the Minnesota Municipal Income Portfolio Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and American Income Fund, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2003 and from September 30, 2003 through December 31, 2003.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from September 30, 2003 through December 31, 2003, with respect to securities reflected in the investment accounts of the Funds.

/s/ Joseph M. Ulrey, III
--------------------------------------
Joseph M. Ulrey, III
Treasurer
Minnesota Municipal Income Portfolio Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.
American Income Fund, Inc.

                        Report of Independent Accountants

The Board of Directors
American Strategic Income Portfolio Inc.
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III
American Select Portfolio Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security and whole loan purchases and sales, for the period from November 30, 2003 (the date of our last examination) through December 31, 2003:

   - Count and inspection of securities and underlying documentation of whole loans held in the vault of U.S. Bank National Association (the Custodian) in St. Paul, Minnesota without prior notice to management.

   - Review of underlying documentation maintained by the Custodian for securities and whole loans in transit with the respective loan servicer organization.

   - Confirmation of all securities held by the Federal Reserve Bank of Boston and the Depository Trust Company in book entry form.

   - Confirmation of all securities and whole loans hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

   - Reconciliation of all such securities and whole loans to the books and records of the Funds and the Custodian.

   - Agreement of three investment purchases and two investment sales since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2003, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 22, 2004

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940

March 22, 2004

I, as a member of management of the American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2003 and from November 30, 2003 through December 31, 2003.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from November 30, 2003 through December 31, 2003, with respect to securities and similar investments reflected in the investment accounts of the Funds.

/s/ Joseph M. Ulrey, III
-------------------------------------
Joseph M. Ulrey, III
Treasurer
American Strategic Income Portfolio Inc.
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III
American Select Portfolio Inc.